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                                    EXHIBIT 3

                                  SYBASE, INC.

                                       and

                        THE FIRST NATIONAL BANK OF BOSTON

                                  Rights Agent

                                 AMENDMENT NO. 2

                      TO PREFERRED SHARES RIGHTS AGREEMENT

                         Dated as of September 25, 1996
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                       AMENDMENT NO. 2 TO RIGHTS AGREEMENT
                      PURSUANT TO ACTION BY WRITTEN CONSENT
                          OF THE BOARD OF DIRECTORS OF
                       SYBASE, INC. DATED AUGUST 26, 1996

         This Amendment No. 2 to Preferred Shares Rights Agreement is entered into by and between Sybase, Inc., a Delaware corporation (the "Company"), and The First National Bank of Boston (the "Rights Agent").

         Section 1(a) of the Rights Agreement dated as of March 24, 1992 between Sybase, Inc., a Delaware corporation (the "Company") and The First National Bank of Boston is amended to read as follows:

         "Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

                  (a) "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include the Company, any subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person if (i) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an Acquiring Person, or (ii) the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an "Acquiring Person," as defined pursuant to the provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement; or (iii) such Person reports Beneficial Ownership of Common Shares on
Schedule 13G under the Securities Exchange Act of 1934, as amended, representing more than 15% but less than 20% of the Common Shares of the Company then outstanding and utilizes said Schedule 13G in lieu of a Schedule 13D for such reporting on the basis that such Person has no intention of changing or influencing control of the Company.

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         Notwithstanding the foregoing, Lotus Development Corporation ("Lotus")
shall not be considered an "Acquiring Person" as a result of being, at any date, the Beneficial Owner of that number of Common Shares which it is permitted or required to purchase on or before such date in accordance with the provisions of the Series F Preferred Stock Purchase Agreement dated as of September 21, 1989 between the Company and Lotus (the "Lotus Purchase Agreement"); provided, however, that if after the date hereof, (i) Lotus shall become the Beneficial Owner of any Common Shares in excess of that number of Common Shares which it is permitted or required to purchase in accordance with the provisions of the Lotus Purchase Agreement, (ii) the Lotus Purchase Agreement shall be terminated in accordance with its terms, by mutual agreement between Lotus and the Company or otherwise or (iii) the provisions of Section 8.1.1 or 8.1.2 of the Lotus Purchase Agreement shall come into effect so as to release Lotus from the ownership limitations set forth in Section 8.1, then if Lotus would otherwise be an Acquiring Person, it shall be deemed to be an Acquiring Person and all Common Shares then beneficially owned by Lotus shall be counted for purposes of determining whether Lotus is an Acquiring Person."

         In all other respects, the Agreement shall continue in full force and effect without change.

         IN WITNESS WHEREOF, the Company and the Rights Agent have executed this Amendment No. 2 as of the later of the dates set forth below, to be effective as of August 26, 1996.

September 24, 1996                     SYBASE, INC.

                                       By:   /s/ Laurie B. Keating
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September 25, 1996                     THE FIRST NATIONAL BANK OF BOSTON

                                       By:   /s/ Geoffrey D. Anderson
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